UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 15, 2025

WORKHORSE GROUP INC.

(Exact name of registrant as specified in its charter)

Nevada	001-37673	26-1394771
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3600 Park 42 Drive, Suite 160E, Sharonville, Ohio 45241

(Address of principal executive offices) (zip code)

1 (888) 646-5205

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	WKHS	The Nasdaq Capital Market

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On August 15, 2025, Workhorse Group Inc., a Nevada corporation (“Workhorse”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Workhorse, Omaha Intermediate 2, Inc., a Delaware corporation and wholly-owned subsidiary of Workhorse (“Intermediate Parent”), Omaha Intermediate, Inc., a Delaware corporation and wholly-owned subsidiary of Intermediate Parent (“Intermediate”), Omaha Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Intermediate (“Merger Subsidiary”), and Motiv Power Systems, Inc., a Delaware of corporation (“Motiv”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into Motiv (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist and Motiv will become a direct, wholly-owned subsidiary of Intermediate and an indirect, wholly-owned subsidiary of Workhorse.

Merger Consideration. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Motiv’s investors will receive a number of shares of Workhorse’s common stock, par value $0.001 per share (“Workhorse Common Stock”), calculated in accordance with the Merger Agreement (the “Merger Consideration”). Upon closing of the Merger (the “Closing”), all of the issued and outstanding shares of Motiv’s common stock and preferred stock will be cancelled, and Workhorse will be the ultimate indirect parent of 100% of Motiv. In addition, all of the financial indebtedness of Motiv will be cancelled with the holders of such indebtedness receiving Workhorse Common Stock as Merger Consideration.

Upon the Closing and issuance of the Merger Consideration, on a pro forma basis and based upon the number of shares of Workhorse Common Stock expected to be issued in the Merger, pre-Merger Motiv investors will initially own approximately 62.5%, Workhorse stockholders as of immediately prior to Closing will own approximately 26.5%, and the 2024 Note Holder (as defined below) will own Rights (as defined below) to receive Workhorse Common Stock representing approximately 11% of Workhorse, in all cases, on a fully-diluted basis prior to giving effect to (i) the Equity Financing (as defined in the Merger Agreement), and (ii) the Convertible Financing (as defined in the Merger Agreement). Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted.

Listing. The parties intend that the combined company will remain listed on the Nasdaq Capital Market (“Nasdaq”). Pursuant to Nasdaq rules, Workhorse will make an appropriate listing application to maintain such listing in connection with the Merger Agreement.

Registration Rights. The shares of Workhorse Common Stock issued as consideration for the Merger will be issued to the investors of Motiv in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(a)(2) thereunder. Workhorse has agreed to enter into a customary Registration Rights Agreement (the “Registration Rights Agreement”) with the Motiv investors receiving Workhorse Common Stock in the Merger.

Financings. The Merger Agreement includes a condition to closing that entities affiliated with Motiv’s largest investor (the “Motiv Investor”) provide Workhorse with up to $20 million in debt financing (the “Closing Debt Financing”) at the Closing. Under the Closing Debt Financing, approximately $10 million is to be made available after the Closing for general corporate purposes pursuant to a revolving credit facility, and $10 million is to be made available after the Closing to fund vehicle manufacturing upon the receipt of confirmed purchase orders pursuant to an ABL facility. The terms of the Closing Debt Financing have not been finalized, but the parties expect that it will contain customary terms, conditions, including borrowing conditions, and covenants for similar transactions. The Closing Debt Financing will be guaranteed by Workhorse’s subsidiaries and secured by substantially all non-real estate assets of Workhorse and its subsidiaries. In addition, Workhorse and Motiv have agreed to use their commercially reasonable efforts to effect an equity financing for Workhorse on terms mutually acceptable to the parties (the “Equity Financing”).

Treatment of Workhorse Equity Awards. At the Effective Time, all unexercised and outstanding Workhorse stock options issued under Workhorse’s equity incentive plans will be cancelled for no consideration. All other unvested and outstanding awards under Workhorse’s equity incentive plans will accelerate in full as of the Effective Time.

Governance Matters. The Merger Agreement further includes a condition that at the Effective Time, the Board of Directors of Workhorse (the “Workhorse Board”) will consist of seven members, five of whom will be designated by Motiv and two of whom will be designated by Workhorse. Also at the Effective Time, the parties expect to adopt an amendment to Workhorse’s Articles of Incorporation in a form mutually agreeable to the parties, including to effect a reverse split of the Workhorse Common Stock to comply with the listing standards of Nasdaq, including, if necessary to comply with Nasdaq Listing Rule 5505.

Termination of the Merger Agreement. The Merger Agreement contains certain termination rights of each of Workhorse and Motiv. Upon termination of the Merger Agreement under specified circumstances, Workhorse may be required to pay Motiv a termination fee of $1,050,000, and in certain other circumstances, Motiv may be required to pay Workhorse a termination fee of $1,750,000.

Representations, Warranties, and Covenants. Each of Workhorse and Motiv has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (i) obtaining the requisite approval of their respective stockholders, (ii) non-solicitation of alternative acquisition proposals, (iii) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing, (iv) Workhorse filing a Preliminary Proxy Statement with the Securities and Exchange Commission (the “SEC”) and, upon completion of SEC review, filing a Definitive Proxy Statement with the SEC and mailing it to Workhorse Stockholders, and (v) Workhorse applying to have the combined company after Closing be listed on Nasdaq in connection with the change of control transaction.

Closing Conditions. Consummation of the Merger is subject to certain closing conditions, including, among other things, (i) approval by Workhorse stockholders of the proposals described below, (ii) approval by the requisite Motiv stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (iii) the repayment and cancellation of all outstanding Workhorse indebtedness (other than the Convertible Note (as defined below) and the Closing Debt Financing), (iv) Nasdaq’s approval of the listing of the shares of Workhorse Common Stock to be issued in connection with the Merger, (v) the Workhorse Board consisting of seven members, five of whom are designated by Motiv and two of whom are designated by Workhorse, (vi) the performance of the Repayment Agreement (as defined below), (vii) the parties’ entry into the Closing Debt Financing, and (viii) performance of the Sale Leaseback (as defined below). Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the Closing.

Stockholder Approval. In connection with the Merger, Workhorse will seek the approval of its stockholders to, among other things, (i) issue the shares of Workhorse Common Stock issuable in connection with the Merger pursuant to the rules of Nasdaq, including Nasdaq Listing Rule 5635, (ii) adopt an amendment to Workhorse’s 2023 Long-Term Incentive Plan to increase the number of shares authorized for issuance thereunder to an amount mutually agreed by Workhorse and Motiv, (iii) adopt an amendment to Workhorse’s Articles of Incorporation in the form mutually agreeable to Workhorse and Motiv, and (iv) grant authority to Workhorse’s Board of Directors to effect a reverse stock split to comply with Nasdaq’s initial listing standards applicable to the transaction. The requisite stockholders of Motiv have voted in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby.

Sale Leaseback

On August 15, 2025, in connection with the sale and leaseback transaction described herein (the “Sale Leaseback”), a subsidiary of Workhorse, Workhorse Motor Works Inc, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with an affiliate of the Motiv Investor (the “Property Purchaser”) for the sale of its Union City, Indiana manufacturing facility and campus (the “Property”), excluding any equipment and any fixtures solely used in the production of vehicles, to the Property Purchaser for a purchase price, before fees and expenses, of $20 million. The Sale Leaseback is expected to close on August 15, 2025. Workhorse plans to use the proceeds for the Repayment (as defined below), to pay transaction expenses, and for general corporate purposes.

Pursuant to the Purchase and Sale Agreement, Workhorse and the Property Purchaser will enter into a Lease at closing (the “Lease”), pursuant to which Workhorse agrees to lease the Property from the Property Purchaser for an initial term of 20 years. Workhorse will have the option to renew the Lease for six additional 5-year renewal terms, subject to the terms of the Lease.

Under the Lease, base annual rent will be abated for the first six months of the Lease term. If Workhorse is in default during the initial term of Lease, then the abated rent amount will become immediately due and payable. During this abatement period, Workhorse will be responsible for all other costs and expenses relating to the Property as enumerated below in this paragraph, in accordance with the Lease. After the conclusion of the six-month abatement period, Workhorse will pay base annual rent of $2,100,000 for the Property, subject to an annual increase of 3% during the initial term of the Lease and certain additional increases during any renewal term. In addition to rent, Workhorse will be responsible for all costs and expenses related to the Property, including, without limitation, all costs and expenses for maintenance, operation, repair and replacement of buildings and improvements, utility charges, insurance premiums and real estate taxes and assessments; provided, that Workhorse is not obligated to make any capital replacements or repairs during the last year of the lease term.

Adjacent to the Property is a warehouse building (the “Adjacent Warehouse”) which Workhorse currently leases from Indiana Avenue Holdings, LLC (“Indiana Holdings”) pursuant to a lease agreement (the “Existing Warehouse Lease”). The Adjacent Warehouse is used in connection with Workhorse’s operations. Workhorse covenants to keep the Existing Warehouse Lease (as it may be amended or extended) in effect and to obtain Property Purchaser’s consent to certain actions relating to the Existing Warehouse Lease, such as an amendment or termination of the Existing Warehouse Lease or a waiver of any material rights under the Existing Warehouse Lease. As of the effective date of the Lease, Workhorse is negotiating a new long-term lease with Indiana Holdings (the “New Warehouse Lease”), which is intended to amend and replace the Existing Warehouse Lease. Per the Lease, Workhorse has covenanted to use commercially reasonable efforts to negotiate the inclusion of additional protections for the Property Purchaser in connection with the New Warehouse Lease, including the Property Purchaser’s rights to cure a default on behalf of Workhorse and take an assignment of the New Warehouse Lease in the event of Workhorse’s default under the same.

Convertible Financing

On August 15, 2025, Workhorse issued to an affiliate of the Motiv Investor (the “Convertible Note Holder”) a Subordinated Secured Convertible Note (the “Convertible Note”) with an aggregate original principal amount of $5 million (the “Convertible Financing”). The Convertible Note was issued without original issue discount, and Workhorse received $5 million in proceeds, prior to fees and expenses, which Workhorse plans to use for the Repayment and other general corporate purposes. The Convertible Note bears interest at a rate of 8% per annum, subject to adjustment as set forth in the Convertible Note, compounded quarterly and increasing the principal outstanding under the Convertible Note. The Convertible Note is a secured obligation of the Workhorse, ranking junior to the 2024 Notes (as defined below) and senior to all other indebtedness and, subject to certain limitations, is unconditionally guaranteed by each of Workhorse’s subsidiaries, pursuant to the terms of a certain Subsidiary Guarantee (the “Subsidiary Guarantee”) and secured by substantially all of the assets of Workhorse and its subsidiaries pursuant to a certain Security Agreement (the “Security Agreement”).

Workhorse’s obligations under the Convertible Note mature on the earliest of (i) the date a termination fee is due to Motiv under the Merger Agreement, (ii) the date that is three months following the termination of the Merger Agreement pursuant to certain provisions of the Merger Agreement, and (iii) the date that is 24 months after the date of issuance. Following the Closing of the Merger, the Convertible Note will be automatically convertible into a number shares of Workhorse stock equal to the principal amount then outstanding divided by 90% of the price per share paid by investors in the Equity Financing.

The Convertible Note contains certain events of default, including the failure by Workhorse to comply with the Merger Agreement and certain related agreements, as well as other customary events of default described therein. Upon the occurrence of an event of default under the Convertible Note, Workhorse’s obligations would be accelerated and become immediately due and payable.

Pursuant to the Convertible Note, Workhorse has agreed to expand the Workhorse Board to eight members and to appoint a nominee designated by the Convertible Note Holder to fill the newly-created vacancy. As described further below, Alan Henricks has been appointed to the Workhorse Board in satisfaction of such obligation. In addition, the Convertible Note Holder was granted the right to appoint one observer to the Workhorse Board.

Waiver, Repayment and Exchange Agreement

On August 15, 2025, Workhorse entered into Waiver, Repayment and Exchange Agreements (each, a “Repayment Agreement” and collectively, the “Repayment Agreements”) by and among Workhorse and the investors party thereto (collectively, the “2024 Note Holder”).

Upon entry into the Repayment Agreements, Workhorse deposited approximately $9.9 million (the “Cash Collateral”) into the previously disclosed Lockbox Account (the “Lockbox”), with such Cash Collateral to be released to the 2024 Note Holder in connection with the Closing. The Cash Collateral will bear interest at a rate equal to 5% per annum. The amount of Cash Collateral released to the 2024 Note Holder in connection with the Closing will be reduced by the aggregate principal amount of 2024 Notes converted before the Closing and increased by the amount of interest accrued on the Cash Collateral before the Closing. In connection with the Closing, Workhorse will redeem all of its then outstanding obligations under the 2024 Notes, which as of the date hereof is approximately $30.9 million, at 100% of the face amount, plus accrued interest (the “Repayment”). Upon making such Repayment, Workhorse shall have no outstanding obligations under the 2024 Notes.

In addition, Workhorse will issue the 2024 Note Holder rights (the “Rights”) to acquire shares of Workhorse Common Stock in exchange (the “Warrant Exchange”) for the cancellation of all of the Warrants issued to the 2024 Note Holder. The Warrant Exchange would be for a number of Rights exercisable for shares of Workhorse Common Stock equal to 30% of fully diluted shares of Workhorse Common Stock then outstanding immediately prior to the Closing (and prior to the issuance of the Merger Consideration). The Warrant Exchange will occur on the Closing Date, after which there will no longer be any outstanding 2024 Warrants or 2024 Notes. The Rights are exercisable at the discretion of the holder at any time to the extent the number of shares of Workhorse Common Stock held by the holder does not exceed 9.99% of the then outstanding shares of Workhorse Common Stock.

In addition, the Repayment Agreement amended certain provisions of the Securities Purchase Agreement, by and among Workhorse and the 2024 Note Holder (the “2024 Securities Purchase Agreement”). The 2024 Note Holder also waived its right to effect and agreed not to request any Additional Closing (as defined in the 2024 Securities Purchase Agreement), effective as of the date of Closing or the abandonment of the Merger. The 2024 Note Holder also consented to the issuance of the Convertible Note, including the Security Agreement and the Subsidiary Guarantee, the Sale Leaseback, and the Merger and related transactions.

The foregoing summaries of the Merger Agreement, the Purchase and Sale Agreement, the Convertible Note, the Security Agreement, the Subsidiary Guarantee, and the Repayment Agreement, are qualified in their entirety by reference to the full text of the Merger Agreement, the Purchase and Sale Agreement, the Convertible Note, the Security Agreement, the Subsidiary Guarantee, and the form of Repayment Agreement, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, and 10.5, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

Each of the foregoing contains provisions, including representations and warranties of the parties, that are intended only for the purpose of such applicable transaction, including allocating risk between them. These representations and warranties speak only as of a specific date, are subject to transaction-specific, negotiated limitations, qualifications and standards of materiality and do not purport to be factually accurate statements about the matters they address. Accordingly, investors should not rely on such representations and warranties and other provisions as statements of fact about Workhorse or any other person.

Item 2.01. Completion of Acquisition or Disposition of Assets.

To the extent required by this Item 2.01, the information related to the Sale Leaseback set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

To the extent required by this Item 3.02, the information related to the Merger Agreement (including the Merger), the Sale Leaseback, the Convertible Financing, and the Repayment Agreement (including the Warrant Exchange) set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The shares of Workhorse Common Stock issued as consideration in the Merger will be issued in a transaction exempt from registration under the Securities Act under Section 4(a)(2) thereunder because the offer and sale of such securities will not involve a public offering.

The Convertible Note issued in connection with the Convertible Financing was issued in a transaction exempt from registration under the Securities Act under Section 4(a)(2) thereunder because the offer and sale of such security did not involve a public offering.

The shares of Workhorse Common Stock issued as consideration in the Warrant Exchange will be issued in a transaction exempt from registration under the Securities Act under Section 4(a)(2) and Rule 144(d)(3)(ii) thereunder because the offer and sale of such securities will not involve a public offering and because the securities acquired by the 2024 Note Holder were exchanged for securities of the same issuer.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Change of Control Agreement Amendments

On August 15, 2025, Richard Dauch, Chief Executive Officer of Workhorse, Robert Ginnan, Chief Financial Officer of Workhorse, and James D. Harrington, General Counsel, Chief Compliance Officer and Secretary of Workhorse (the “Executives”), entered into amendments (the “Change of Control Amendments”) to their Employment Agreements (the “Employment Agreements”) to reduce the amounts payable in connection with a Change of Control (as defined in the Employment Agreements). Following the entry into the Change of Control Amendments, upon a Termination Upon Change of Control (as defined in the Employment Agreements), the Executives would be entitled to receive (i) one year of their base salary, which shall be paid in cash as follows: (x) if the Termination Upon Change of Control occurs prior to the earlier of the consummation of the Equity Financing and June 30, 2026, one-third of such payment shall be paid in connection with occurrence of such Termination Upon Change of Control, and the remaining amount upon paid upon the earlier of (1) the consummation of the Equity Financing and (2) June 30, 2026; or (y) if the Termination Upon Change of Control occurs after the earlier of the consummation of the Equity Financing and June 30, 2026, such payment shall be paid in connection with occurrence of such Termination Upon Change of Control. Each of the Executives also would be entitled to receive one year of COBRA payments. In addition, the Executives have agreed to terminate their employment with Workhorse upon the Closing of the Merger or such later date as reasonably required for such Executives to successfully transition their duties.

280G Cutback Amendments

On August 15, 2025, the Executives entered into amendments to their Employment Agreements (the “280G Cutback Amendments”) pursuant to which each Executive agreed to reduce the amount of any payments received upon a Change of Control in an amount to avoid an excise tax obligation under Rule 280G of the Internal Revenue Code of 1986, as amended.

Director Appointment

Effective August 18, 2025, the Workhorse Board, acting on the recommendation of its Nominating and Corporate Governance Committee, appointed Alan Henricks as the newest member of the Workhorse Board. Mr. Henricks will serve as a director on the Workhorse Board and as a member of its Audit Committee. Mr. Henricks will receive compensation payable to non-employee directors serving on the Workhorse Board, consistent with the policies summarized under the caption “Non-Employee Director Compensation” under Workhorse’s annual proxy statements and Annual Reports on Form 10-K. Mr. Henricks was appointed pursuant to the Convertible Financing, as described in Item 1.01 of this Current Report on Form 8-K. Except as described herein, there are no arrangements or understandings between Mr. Henricks and any other person pursuant to which he was selected to serve as a director. There are no transactions in which Mr. Henricks has an interest requiring disclosure under Item 404(a) of Regulation S-K. Each of Workhorse’s directors serves until the election of a successor, removal or resignation. Mr. Henricks is expected to recuse himself from Board meetings related to the Merger, the Convertible Financing, the Repayment and Warrant Exchange, and other customary matters when a conflict arises.

Item 7.01. Regulation FD Disclosure.

On August 15, 2025, Workhorse and Motiv issued a joint press release (the “Joint Press Release”) about the transactions described in this Current Report on Form 8-K. The Joint Press Release is furnished as Exhibit 99.1 and incorporated by reference herein.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

Workhorse intends to file with the SEC a Proxy Statement on Schedule 14A (the “Proxy Statement”). Workhorse may also file other relevant documents with the SEC regarding the transactions described herein. This document is not a substitute for the Proxy Statement or any other document that Workhorse may file with the SEC. Any Definitive Proxy Statement (if and when available) will be mailed to stockholders of Workhorse. STOCKHOLDERS OF WORKHORSE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS DESCRIBED HEREIN, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT WORKHORSE, THE TRANSACTIONS DESCRIBED HEREIN, AND RELATED MATTERS. Stockholders will be able to obtain a free copy of the Proxy Statement (if and when available) and other relevant documents once such documents are filed with the SEC from the SEC’s website at www.sec.gov, or by directing a request by mail to Workhorse Group Inc., 3600 Park 42 Drive, Suite 160E, Sharonville, Ohio 45241, or from the Workhorse’s website at www.ir.workhorse.com.

Participants in the Solicitation

Workhorse and certain of its directors and officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from its stockholders that will occur in connection with the meeting at which the transactions described herein may be presented to stockholders for approval (the “Meeting”). Information concerning the interests of the persons who may be considered “participants” in the solicitation is set forth in Workhorse’s proxy statements and its Annual Reports on Form 10-K previously filed with the SEC, and will be set forth in the Proxy Statement relating to the Meeting if and when the Proxy Statement becomes available. Copies of these documents can be obtained, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Workhorse at the address above, or at www.ir.workhorse.com.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact included or incorporated by reference in this Current Report on Form 8-K, including, among other things, statements regarding the proposed Merger and other transactions described herein, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of either company’s operations or operating results are forward-looking statements. Some of these statements may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “targets”, “projects”, “contemplates”, “predicts”, “potential”, “continue”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management of Workhorse as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties could give rise to a delay in or the failure to consummate the Merger or the other transactions described herein (collectively, the “Transactions”). Some factors that could cause actual results to differ include the outcome of continuing discussions between the Workhorse and Motiv with respect to the Transactions, including the possibility that the parties may terminate certain of the Transactions or that the terms of certain of the Transactions may change; our ability to consummate the Transactions or achieve the expected synergies and/or efficiencies; potential regulatory delays; the industry and market reaction to this announcement; the effect of the announcement of the Transactions on the ability of the parties to operate their businesses and retain and hire key personnel and to maintain favorable business relationships; the possibility that the integration of the parties may be more difficult, time-consuming or costly than expected or that operating costs and business disruptions may be greater than expected; the ability to obtain regulatory and other approvals required to consummate the Transactions, including from Nasdaq; the risk that the price of our securities may be volatile due to a variety of factors; changes in laws, regulations, technologies, the global supply chain, and macro-economic and social environments affecting our business; and our ability to maintain compliance with Nasdaq rules and otherwise maintain our listing of securities on Nasdaq.

Additional information on these and other factors that may cause actual results and Workhorse’s performance to differ materially is included in Workhorse’s periodic reports filed with the SEC, including, but not limited to, Workhorse’s Annual Report on Form 10-K for the year ended December 31, 2024, including those factors described under the heading “Risk Factors” therein, and Workhorse’s subsequent Quarterly Reports on Form 10-Q. Copies of Workhorse’s filings with the SEC are available publicly on the SEC’s website at www.sec.gov or may be obtained by contacting Workhorse. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Workhorse undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute a solicitation of a vote or a proxy, consent or authorization with respect to any securities. This Current Report on Form 8-K also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated August 15, 2025, by and among Workhorse Group Inc., Omaha Intermediate 2, Inc., Omaha Intermediate, Inc., Omaha Merger Subsidiary, Inc., and Motiv Power Systems, Inc.
10.1	Subordinated Secured Convertible Note, dated August 15, 2025.
10.2*	Security Agreement, dated August 15, 2025, among the Grantors and Collateral Agent party thereto.
10.3*	Subsidiary Guarantee, dated August 15, 2025, among Motive GM Holdings II LLC and the Guarantors and Agent party thereto.
10.4*	Purchase and Sale Agreement, dated August 15, 2025, by and between Workhorse Motorworks Inc. and Mango Workhorse LLC.
10.5*	Form of Waiver, Repayment and Exchange Agreement, dated August 15, 2025, by and between Workhorse Group Inc. and the investors party thereto.
99.1	Joint Press Release, dated August, 15, 2025.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

*	Certain schedules and exhibits to this Exhibit have been omitted in accordance with Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORKHORSE GROUP INC.

Date: August 15, 2025	By:	/s/ James D. Harrington
	Name:	James D. Harrington
	Title:	General Counsel, Chief Compliance Officer and Secretary